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                                                                      EXHIBIT 20

February 23, 1998

Dear Limited Partners:

This letter is being sent in response to a new offer from Kalmia Investors L.L.C. (Kalmia) to purchase your Units of Westin Hotels Limited for $700 per Unit. This letter contains new and updated information to be considered when deciding whether or not to accept this offer.

CASH DISTRIBUTIONS
------------------
The General Partner intends to authorize Westin Hotels Limited Partnership to distribute $23.75 per Unit to the limited partners on March 14, 1998. This decision was based on an evaluation of the amount of available net cash flow from operations of The Westin St. Francis and The Westin Michigan Avenue, Chicago for the fourth quarter of 1997. The General Partner anticipates that, as a result of increased cash flow from operations and barring any unforeseen circumstances, the Partnership will be in a position to continue cash distributions to the limited partners at the annual level of $95 per Unit in 1998. Per the terms of the Partnership Agreement, the General Partner shall determine the amount of Net Cash Flow to be distributed to the limited partners.

RESULTS OF A RECENT APPRAISAL
-----------------------------
In January 1998, the General Partner received reports estimating that the market value for the Hotels is in excess of $400 million on a combined Hotel basis. based on these estimated values and after consideration of Partnership liabilities, the General Partner has concluded that the calculated value of the limited partners' equity is significantly in excess of the $700 per Unit offer from Kalmia. it is important to note that such appraisal does not necessarily reflect the fair market value of the Units or what a limited partner would realize on liquidation of the Hotels.

5% SAFE-HARBOR
--------------
Relying on the protections of a 5% safe harbor, the General Partner will, when qualified sales of Partnership Units reach 6,848 in any one year, suspend its approval of any Unit sale transfer requests for the remainder of that year. This may restrict your ability to sell your Units. As of this date, the Partnership has received and approved Units sales transfer requests totaling 4,172 for the first quarter of 1998. In 1996 the General Partner determined it to be in the best interest of the Partnership to implement a Unit transfer policy that relies on the protections of the 5% safe
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February 23, 1998
Page 2

harbor to prevent the Partnership from being deemed a publicly traded partnership pursuant to Section 7704 of the Internal Revenue Code. In June 1997, the Partnership submitted a request to the Internal Revenue Service seeking relief through a private letter ruling, although there was no indication that any relief was available or would be granted. We are still waiting for that letter ruling. Should such a ruling, when received, result in a material change to our situation, we will promptly notify you.

LIMITED PARTNERSHIP EXCHANGES
-----------------------------
Requests for transfers of Units of Westin Hotels Limited Partnership through Limited Partnership Exchanges from November 1, 1997, through today's date have ranged in price from $725.00 to $820.00, with a weighted average per Unit price of $773.20.

FEDERAL INCOME TAXES
--------------------
Finally, selling your Units will have an impact on your federal income tax liability. Therefore, we recommend that you consult with your tax advisor to determine what this impact will be before selling your Units.

In closing, as always any questions or concerns can be directed to the Investor Relations Department at 1-800-323-5888. You should receive your 1997 Schedule K-1 for Federal Income Tax Reporting by no later than March 15th. We have completely revised the instructions and hopefully you will find them easier to follow. Please keep in mind that if you received your investment due to a transfer, your tax basis may be different than indicated on the Schedule K-1. Please consult with your tax professional.

Sincerely,

Westin Hotels Limited Partnership
by Westin Realty Corp., its General Partner



Richard Mahoney
Vice President, Chief Financial Officer
and Treasurer